United Retail Group and Redcats USA Announce Early Termination of
Hart-Scott-Rodino Act Waiting Period
Rochelle Park, New Jersey, and New York, New York — October 1, 2007 — United Retail Group, Inc. (NASDAQ: URGI), a specialty retailer of large-size women’s fashion apparel, and Redcats USA, Inc., a subsidiary of Redcats Group, a leading home shopping marketer of apparel and home products, today announced that the U.S. federal antitrust agencies granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in connection with Redcats USA’s pending acquisition of United Retail Group for $13.70 per share in cash. As previously announced, Redcats USA is accomplishing the acquisition of United Retail Group through a tender offer, which commenced on September 25, 2007 and is scheduled to expire at 12:00 midnight, New York City time, at the end of Tuesday, October 23, 2007, unless the tender offer is extended. The tender offer is being conducted on the terms and subject to the conditions described in the Offer to Purchase, dated September 25, 2007, and the related Letter of Transmittal, which have been filed as part of a Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on September 25, 2007.
About United Retail Group, Inc.
United Retail Group, Inc. is a specialty retailer of large-size women’s fashion apparel, footwear and accessories featuring AVENUE® brand merchandise. The Company operates 483 AVENUE® stores with 2,132,000 square feet of selling space, as well as the AVENUE.COM® website at www.avenue.com.
About Redcats Group and Redcats USA
Redcats USA is a leading catalog and online marketer of apparel and home products, operating in North America. Its primary brands are Chadwick’s®, Roaman’s®, Jessica London®, KingSize® and BrylaneHome®. Redcats USA is a wholly owned subsidiary of the Redcats Group, the world’s third largest catalog and online group in apparel and home products operating in 28 countries, through 17 brands with a staff of 20,000 associates and a turnover of 4.33 billion euros in 2006. Redcats Group is a member of the PPR group of companies. The shares of PPR S.A. are listed on Euronext Paris (# 121485, PRTP.PA, PPFP). For more information, please visit www.ppr.com.
Important Information
Redcats USA, Inc. and its wholly owned subsidiary, Boulevard Merger Sub, Inc., have filed a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and United Retail Group has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. These documents contain important information about the tender offer that should be read carefully before any decision is made with respect to the tender offer.
Stockholders of United Retail Group may obtain a free copy of these documents and other documents filed by United Retail Group or Redcats USA, Inc. with the U.S. Securities and Exchange Commission at their website, www.sec.gov. In addition, stockholders may obtain a free copy of these documents from United Retail Group by contacting United Retail Group at 365 West Passaic Street, Rochelle Park, New Jersey 07662, Attention: Investor Relations.

Contact:	George R. Remeta	Investor Relations:

Vice Chairman and	Cara O’Brien/Leigh Parrish
Chief Administrative Officer	Press: Melissa Merrill
United Retail Group, Inc.	Financial Dynamics
(201) 909-2110	(212) 850-5600
Redcats Group:
Vinciane Beurlet + 33 1 56 92 98 18
Vice President, Corporate Communications